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Jason W. Goode	Direct Dial: 404-881-7986	E-mail: jason.goode@alston.com
December 1, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Re:	Green Realty Trust, Inc. Amendment No. 3 to Registration Statement on Form S-11 File No. 333-147514
Dear Ms. Garnett:
     This letter sets forth the responses of our client, Green Realty Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated September 9, 2008 regarding Amendment No. 2 to the Issuer’s registration statement on Form S-11 and the prospectus it contains. The Issuer has filed today an amended registration statement (“Amendment No. 3”) via EDGAR. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 3.
Management, page 58
1.	Comment: Refer to the second paragraph of this section. In order to meet your definition of an “independent director,” such person cannot have been affiliated with your advisor or your affiliates for the previous two years. Yet, you state that an independent director may be a director for up to three REITs organized by your sponsor or advised by your advisor. Please revise to clarify how an “independent director” may serve on multiple boards of REITs organized by your sponsor or advised by your advisor and still meet the above non-affiliation requirement.

Response: The Issuer has revised the disclosure on page 59 in response to the Staff’s comment to clarify the qualifications of independent directors. The Issuer notes that the disclosed qualifications for independent directors are required by
Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Karen J. Garnett
December 1, 2008

the North American Securities Administrators Association, Inc.’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (the “NASAA Guidelines”) and the language that was added to Amendment No. 2 was added in response to state comments.
Pending Affiliate Litigation, page 70
2.	Comment: Please add a description of the factual basis alleged to underlie the proceeding against Mr. Hannah, as well as a description of the relief sought. Refer to Item 103 of Regulation S-K.

Response: The Issuer has revised the disclosure on page 72 in response to the Staff’s comment to add a description of the factual basis alleged to underlie the proceeding against Mr. Hannah, as well as a description of the relief sought.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7986.

Sincerely,
/s/ Jason W. Goode
Jason W. Goode
Enclosures

cc:	Ms. Angela McHale, Division of Corporation Finance Mr. Wayne R. Hannah, III